Nexa Resources S.A.

37A, Avenue J-F Kennedy

L-1855 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

Voting Results of the Annual General Meeting of Shareholders
held at 37A Avenue J-F Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg on June 9, 2022

Resolution	FOR			AGAINST			ABSTENTION			Total number of votes cast (excluding ABSTENTIONS)	Majority (%)
	(a) as per tabulation report (FOR)	(b) other than (a)	Total number FOR	(a) as per tabulation report (AGAINST)	(b) other than (a)	Total number AGAINST	(a) as per tabulation report (ABSTENTION)	(b) other than (a)	Total number ABSTENTION
		(FOR)			(AGAINST)			(ABSTENTION)
1. Annual Accounts 2021	23,893,628	85,655,128	109,548,756	1,304	0	1,304	440	0	440	109,550,060	99.999
2. Consolidated financial statements 2021	23,893,616	85,655,128	109,548,744	1,316	0	1,316	440	0	440	109,550,060	99.999
3. Confirm the advance on dividends and carry forward the profit for 2021	23,894,916	85,655,128	109,550,044	306	0	306	150	0	150	109,550,350	100.000
4. Discharge Board members	16,561,414	85,655,128	102,216,542	4,405	0	4,405	7,329,553	0	7,329,553	102,220,947	99.996
5. Re-elect Board members:	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
a) Mr. Jaime Ardila	8,421,046	85,655,128	94,076,174	209,926	0	209,926	15,264,400	0	15,264,400	94,286,100	99.777
b) Mr. Diego Hernandez Cabrera	8,528,675	85,655,128	94,183,803	102,297	0	102,297	15,264,400	0	15,264,400	94,286,100	99.892
c) Mr. Gianfranco Castagnola	11,841,432	85,655,128	97,496,560	162,085	0	162,085	11,891,855	0	11,891,855	97,658,645	99.834

d) Ms. Daniella Elena Dimitrov	15,907,631	85,655,128	101,562,759	52,606	0	52,606	7,935,135	0	7,935,135	101,615,365	99.948
e) Mr. Eduardo Borges de Andrade Filho	14,605,843	85,655,128	100,260,971	1,354,294	0	1,354,294	7,935,235	0	7,935,235	101,615,265	98.667
f) Mr. Luis Ermírio de Moraes	8,480,727	85,655,128	94,135,855	150,245	0	150,245	15,264,400	0	15,264,400	94,286,100	99.841
g) Mr. Edward Ruiz	15,958,876	85,655,128	101,614,004	1,361	0	1,361	7,935,135	0	7,935,135	101,615,365	99.999
h) Ms. Jane Sadowsky	15,830,243	85,655,128	101,485,371	129,891	0	129,891	7,935,238	0	7,935,238	101,615,262	99.872
i) Mr. João Henrique Batista de Souza Schmidt	8,528,564	85,655,128	94,183,692	102,363	0	102,363	15,264,445	0	15,264,445	94,286,055	99.891
6. Remuneration of Board members	19,308,795	85,655,128	104,963,923	4,583,228	0	4,583,228	3,349	0	3,349	109,547,151	95.816
7. Appointment of the statutory auditor	19,182,417	85,655,128	104,837,545	4,712,809	0	4,712,809	146	0	146	109,550,354	95.698

Chairman				Secretary				Scrutineer
Alexandre Druta				Karl Pardaens					Cristina Beniog